UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53263P105

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.    NAMES OF REPORTING PERSONS

Kingsway Financial Services Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☐
                                                                 (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5. SOLE VOTING POWER

400,000
NUMBER OF SHARES
BENEFICIALLY     6. SHARED VOTING POWER
OWNED BY EACH
REPORTING PERSON    0
WITH:
7. SOLE DISPOSITIVE POWER

400,000

8. SHARED DISPOSITIVE POWER

0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.8%

12.    TYPE OF REPORTING PERSON

CO

ITEM 1 (a) NAME OF ISSUER:

Limbach Holdings, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1251 Waterfront Place
Suite 201
Pittsburgh, PA 15222

ITEM 2 (a) NAME OF PERSON FILING:

Kingsway Financial Services Inc.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

150 Pierce Road
Suite 600
Itasca, IL 60143

ITEM 2 (c) CITIZENSHIP:

Delaware

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share

ITEM 2 (e) CUSIP NUMBER:

53263P105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED:

400,000 shares of common stock underlying warrants to acquire common stock at an exercise price of $15.00 per share. The warrants expire on July 20, 2023.

The shares and warrants are held directly by Kingsway America, Inc., a wholly-owned subsidiary of Kingsway Financial Services Inc.

         (b) PERCENT OF CLASS:

4.8%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

400,000

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

0

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

400,000

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following: ☒

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

No applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2020

KINGSWAY FINANCIAL SERVICES INC.

By:	/s/ John T. Fitzgerald
Title: President and Chief Executive Officer